                                                               File No. 811-3722

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit
Investment Trusts Registered on Form N-8B-2

     A.  Exact name of Trust:

         EQUITY OPPORTUNITY TRUST,
         DIVIDEND INCOME VALUE STRATEGY SERIES 2005H

     B.  Name of Depositor:

         UBS FINANCIAL SERVICES INC.

     C.  Complete address of Depositor's principal executive office:

         UBS FINANCIAL SERVICES INC.
         1285 Avenue of the Americas
         New York, New York  10019

     D.  Name and complete address of agents for service:

         UBS FINANCIAL SERVICES INC.
         Attention:  Mr. Richard Stewart
         1000 Harbor Boulevard
         Weehawken, New Jersey 07086

         copy to:
         CARTER LEDYARD & MILBURN LLP
         Attention: Kathleen H. Moriarty, Esq.
         2 Wall Street
         New York, NY 10005

     E.  Title and amount of securities being registered:

         An indefinite number of Units pursuant to Rule 24f-2 under the
         Investment Company Act of 1940.

     F.  Proposed maximum aggregate offering price to the public of the securities being registered:

         Indefinite

     G.  Approximate date of proposed sale to public:

     AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION
STATEMENT

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            EQUITY OPPORTUNITY TRUST,
                   DIVIDEND INCOME VALUE STRATEGY SERIES 2005H

                   Cross Reference Sheet

              Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

              (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                             Front Cover
    (b) Title of securities issued

2.  Name and address of Depositor                    Back Cover

3.  Name and address of Trustee                      Back Cover

4.  Name and address of principal                    Back Cover
    Underwriter

5.  Organization of Trust                            Nature of Trust

6.  Execution and termination of                     Nature of Trust
    Trust Agreement                               Termination of the Trust

7.  Changes of name                                          *

8.  Fiscal Year                                              *

9.  Litigation                                               *

                      II. General Description of the Trust
                           and Securities of the Trust

10. General Information regarding                 Summary of Portfolio
    Trust's Securities and Rights
    of Holders                                    Rights of Certificateholders

---------
* Not applicable, answer negative or not required.

    (a) Type of Securities                                 Creation of Trust
        (Registered or Bearer)
    (b) Type of Securities                                 Creation of Trust
        (Cumulative or Distributive)

    (c) Rights of Holders as to                   Rights of Certificate-
        Withdrawal or Redemption                  holders; Redemption of Units
        by Trustee                                Reinvestment

    (d) Rights of Holders as to                   Secondary Market for
        conversion, transfer, etc.                Units, Exchange Option

    (e) Rights of Trust issues                    *
        periodic payment plan
        certificates

    (f) Voting rights as to Secu-                 Rights of Certificateholders
        rities, under the Indenture

    (g) Notice to Holders as to
        change in:
        (1) Assets of Trust                          Amendment of the Indenture;
        (2) Terms and Conditions                     Supervision of Trust
            of Trust's Securities Investments

        (3) Provisions of Trust                      Amendment of the Indenture;
        (4) Identity of Depositor                    Administration of the
            and Trustee                              Trust

    (h) Consent of Security Holders
        required to change

        (1) Composition of assets                    Amendment of the Indenture
            of Trust
        (2) Terms and conditions                     Amendment of the Indenture
                of Trust's Securities
        (3) Provisions of Indenture                  Amendment of the Indenture
        (4) Identity of Depositor                    Administration of the Trust
            and Trustee

11. Type of securities comprising                    *
    periodic payment certificates

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.                Public Offering Price of
                                                  Units; Expenses of the Trust

    (b) Certain information regard-               *
        ing periodic payment
        certificates
    (c) Certain percentages                       *

    (d) Certain other fees, etc.                   Expenses of the Trust
        payable by holders

    (e) Certain profits receivable                Public Offering Price of
        by depositor, principal                   Units;
        underwriters, trustee or                  Public Offering of Units
        affiliated persons

    (f) Ratio of annual charges                   *
        to income

13. Issuance of trust's securities                Nature of the Trust;
                                                  Public Offering of Units

14. Receipt and handling of                       *
    payments from purchasers

15. Acquisition and disposition of                Acquisition of Securities
    underlying securities                         for the Trust; Supervision
                                                  of Trust Investments

16. Withdrawal or redemption                      Redemption

17. (a) Receipt and disposition of
        income                                    Distributions

    (b) Reinvestment of
        distributions                             *

    (c) Reserves or special fund                  Distributions to Certifi-
                                                  cateholders

    (d) Schedule of distribution                  *

----------
*Not applicable, answer negative or not required.

18. Records, accounts and report                  Statements to Certificate-
                                                  holders;
                                                  Administration of the Trust

19. Certain miscellaneous                         Administration of the Trust
    provisions of trust agreement

20. Loans to security holders                     *

21. Limitations on liability                      Limitation of Liabilities

22. Bonding arrangements                          Included in Form N-8B-2

23. Other material provisions of                  *
    trust agreement

                         III. Organization Personnel and
                         Affiliated Persons of Depositor

24. Organization of Depositor                           Sponsor

25. Fees received by Depositor                          Public Offering Price of
                                                        Units Expenses of the
                                                        Trust

26. Business of Depositor                               Sponsor

27. Certain information as to                           Sponsor
    officials and affiliated
    persons of Depositor

28. Voting securities of Depositor                      *

29. Persons controlling Depositor                       Sponsor

30. Payments by Depositor for                           *
    certain other services trust

31. Payments by Depositor for                           *
    certain other services
    rendered to trust

32. Remuneration of employees of                        *
    Depositor for certain services
    rendered to trust

----------
*Not applicable, answer negative or not required.

33. Remuneration of other persons                       *

    for certain services rendered
    to trust

                  IV. Distribution and Redemption of Securities

34. Distribution of trust's                             Public Offering of Units
    securities by states

35. Suspension of sales of trust's                      *
    securities

36. Revocation of authority to                          *
    distribute

37. (a) Method of distribution                          Public Offering of Units
    (b) Underwriting agreements
    (c) Selling agreements

38. (a) Organization of principal                       Sponsor
        underwriter
    (b) N.A.S.D. membership of                          Sponsor
        principal underwriter

39. Certain fees received by                            Public Offering Price of
    principal underwriter                               Units

40. (a) Business of principal                           Sponsor
        underwriter
    (b) Branch officers of
        principal underwriter
    (c) Salesman of principal                           *
        underwriter

41. Ownership of trust's securities                     *
    by certain persons

42. Certain brokerage commissions                       *
    received by principal
    underwriter

----------
*Not applicable, answer negative or not required.

43. (a) Method of valuation                      Public Offering Price
                                                 Units
    (b) Schedule as to offering                  *
        price
    (c) Variation in offering                    Public Offering
        price to certain persons                 Units

44. Suspension of redemption rights              *

45. (a) Redemption valuation                     Redemption
    (b) Schedule as to redemption                *
        price

               V. Information concerning the Trustee or Custodian

46. Maintenance of position in                   Secondary Market for Units;
    underlying securities                        Redemption;
                                                 Evaluation of the Trust

47. Organization and regulation of               Administration of the
    Trustee                                      Trust; Trustee

48. Fees and expenses of Trustee                 Expenses of the Trust

49. Trustee's lien                               Expenses of the Trust

          VI. Information concerninq Insurance of Holders of Securities

50. (a) Name and address of                      *
        Insurance Company
    (b) Type of policies                         *
    (c) Type of risks insured and                *
        excluded
    (d) Coverage of policies                     *
    (e) Beneficiaries of policies                *
    (f) Terms and manner of                      *
        cancellation
    (g) Method of determining                    *
        premiums

  ----------
*Not applicable, answer negative or not required.

(h) Amount of aggregate                                 *
        premiums paid
    (i) Who receives any part of                        *
        premiums
    (j) Other material provisions                       *
        of the Trust relating to
        insurance

                            VII. Policy of Registrant

51. (a) Method of selecting and                    Acquisition of Securities
        eliminating securities                     for the Trust
        from the Trust
    (b) Elimination of securities                  *
        from the Trust
    (c) Policy of Trust regarding                  Supervision of Trust
        substitution and elimina-                  Investment
        tion of securities
    (d) Description of any funda-                  Acquisition of Securities
        mental policy of the Trust                 for the Trust
                                                   Administration of Trust

52. (a) Taxable status of the Trust                Federal Income Taxes
    (b) Qualification of the Trust                 Federal Income Taxes
        as a mutual investment
        company

                   VIII. Financial and Statistical Information

53. Information regarding the                           *
    Trust's past ten fiscal years

54. Certain information regarding                       *
    periodic payment plan certifi-
    cates

55. Certain information regarding                       *
    periodic payment plan certifi-
    cates

56. Certain information regarding                       *
    periodic payment plan certifi-
    cates

57. Certain information regarding                       *
    periodic payment plan certifi-
    cates

58. Financial statements                                Statement of Financial
    (Instruction 1(c) to Form S-6)                      Condition

----------
*Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities
Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                 Subject to completion dated September 14, 2005

                            EQUITY OPPORTUNITY TRUST,
                   DIVIDEND INCOME VALUE STRATEGY SERIES 2005H
                            A "UNIT INVESTMENT TRUST"

The attached final prospectus for Equity Opportunity Trust, Dividend Income
Value Strategy Series 2005F is hereby used as a preliminary prospectus for
Equity Opportunity Trust, Dividend Income Value Strategy Series 2005H. The
narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series.
Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this
Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the
Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                         Prospectus dated August 18, 2005
             contained in File No. 333-126174 is hereby incorporated
                                  by reference.

                       CONTENTS OF REGISTRATION STATEMENT

         This registration statement comprises the following documents:

     The facing sheet.
     The Prospectus.
     The Undertaking to file reports.
     The signatures.

            Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS Financial Services Inc. under the Securities Act of 1933 or the
Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

     1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1,
        1998 between UBS Financial Services Inc., Depositor and Investors Bank
        & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in
        File No. 333-55697 filed on July 29, 1998, as amended in Exhibit 9 in
        File No. 333-87820 filed on June 25, 2002 and Exhibit 8 in File No.
        333-101833 filed on January 23, 2003).

     2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between UBS Financial
        Services Inc., Depositor, and Investors Bank & Trust Company, as
        Trustee incorporating by reference Standard Terms and Conditions of
        Trust dated as of July 1, 1998, as amended and referenced above.

     3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard
        Terms and Conditions of Trust referenced above).

     4. Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated
June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund,
Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on
July 7, 1996).

     5. Ex. -99.A6 - Restated Certificate of Incorporation of UBS Financial
Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit
No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No.
333-106185) filed on June 19, 2003.).

     6. Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts
(incorporated herein by reference to Exhibit No. 5 to the Amended Registration
Statement on Form N-8B-2 (File No. 811-3722), dated and filed on June 9, 2003.)

     7. Ex.-99.C3 - Powers of Attorney for UBS Financial Services Inc.
incorporated by reference to Exhibit No. 7 to Amendment No. 1 to the
Registration Statement on Form S-6 for Equity Opportunity Trust, Value Select
Ten Series 2005G (File No. 333-126723) filed on August 26, 2005 and incorporated by reference to Exhibit No. 7 to Amendment No. 1 to the Registration Statement
on Form S-6 for Equity Opportunity Trust, Value Select Ten Series 2005F (File
No. 333-126176) filed on July 20, 2005.

     The following exhibits to be supplied by amendment:

     1. Ex.99.A2 - Copy of Trust Indenture and Agreement between UBS Financial
Services Inc., Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998, as amended and referenced above.

     2. Ex.99.A5  -  Form of Certificate of Ownership (included in Standard
Terms and Conditions of Trust).

     3.  Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated
June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund,
Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on
July 7, 1996).

     4. Ex. -99.A6 -  Restated Certificate of  Incorporation of UBS Financial
Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit
No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No.
333-106185) filed on June 19, 2003.).

     5. Ex.99.2  Opinion of Counsel as to legality of securities being registered.

     6. Ex.99.C2 Consent of Ernst & Young LLP, Independent Registered Public
Accounting Firm.

     7.  Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts
(incorporated herein by reference to Exhibit No. 5 to the Amended Registration
Statement on Form N-8B-2 (file No. 811-3722), dated and filed on June 9, 2003.)

                              FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

UBS Financial Services Inc. - Financial Statements incorporated by reference to Form 6-K containing financial statements, File No. 1-15060 filed on August 15, 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of
New York, on the 14th day of September, 2005.

                                    EQUITY OPPORTUNITY TRUST,
                                    DIVIDEND INCOME VALUE STRATEGY SERIES 2005H
                            (Registrant)
                       By: UBS Financial Services Inc.
                               (Depositor)

                           /s/ Richard Stewart
                       -----------------------------------
                               Richard Stewart
                               Corporate Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of UBS Financial
Services Inc., the Depositor, by the following persons who constitute a majority of its Board of Directors in the following capacities and in the City of New
York, and State of New York, on this 14th day of September, 2005.

UBS FINANCIAL SERVICES INC.



     Name                                               Office
     ----                                               ------

Marten Hoekstra                          Chairman, President  and Chief Executive Officer, UBS Financial Services Inc.**

Robert J. Chersi                         Director, Executive Vice President,  Treasurer , Chief Financial
                                         Officer and Assistant Secretary, UBS Financial Services Inc.**

Thomas C. Naratil                        Director and Executive Vice President, UBS Financial Services Inc.*

James D. Price                           Director and Executive Vice President, UBS Financial Services Inc.*



                                 By

                                 /s/ Richard Stewart
                                 -------------------
                                 Richard Stewart
                                 Attorney-in-fact*

--------------
*    Executed copies of the power of attorney have been filed with the
     Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for File No. 333-126176.

**   Executed copies of the power of attorney with the Securities and Exchange
     Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for File No. 333-126723.